Exhibit 21.1
CASTLE BIOSCIENCES, INC.
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation
AltheaDx, Inc.	Delaware
Cernostics, Inc.	Delaware
Myriad myPath, LLC	Delaware
Friendswood Parkway Plaza LLC	Texas